Exhibit 99.1
FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	27 April 2011
SIMS METAL MANAGEMENT EARNINGS UPDATE
FOR THE NINE MONTH PERIOD ENDED 31 MARCH 2011
Ahead of the formal release of its financial results for the nine month period ended 31 March 2011, which is scheduled for 6 May 2011, Sims Metal Management Limited (ASX:SGM) (NYSE:SMS) provides an update to the market as to its earnings expectations. The nine month period results, which remain the subject of board approval, are expected to be as follows:
(Unaudited and in Australian Dollars)
•	Sales revenue of $6.2 billion, up 23 percent on prior corresponding period
•	EBITDA of $295 million, up 38 percent on prior corresponding period
•	Net profit after tax of $123 million, up 74 percent on prior corresponding period
•	Earnings per share of 60 cents, up 62 percent on prior corresponding period
•	Scrap intake and shipments were 10.5 million tonnes and 9.9 million tonnes, up 9 percent and 8 percent, respectively, on prior corresponding period
•	Underlying net profit after tax adjusted for atypical items was $109 million
Mr. Daniel W. Dienst, Group Chief Executive Officer commented, “Our nine month period results reflect a stronger contribution from our North American metals business during the third fiscal quarter and continued strength from Australasia and Europe. We also note another strong performance by Sims Recycling Solutions, our electronics recycling business. Scrap intake was strong in our third quarter especially when considered in a seasonal context with growth evident in North America.”
Further details will be provided in the Company’s formal release and at its Results Briefing
Conference Call on 6 May 2011. This release is made in accordance with our interpretation of ASX Listing Rule 3.1 — Continuous Disclosure.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 6 December 2010.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 250 facilities and 5,800 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 90 per cent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in fiscal 2010. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).
For further information contact
Daniel Strechay
Director — Communications & Public Relations
Tel: +1 212 500 7430